UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

LyondellBasell Industries N.V.

(Name of Issuer)

Ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

December 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International Chemicals S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,144,973 shares
	8	SHARED VOTING POWER 30,448,394 shares
	9	SOLE DISPOSITIVE POWER 41,144,973 shares
	10	SHARED DISPOSITIVE POWER 30,448,394 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,593,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.15% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 394,460,282 ordinary shares issued and outstanding as of October 24, 2017, as reported in the Issuer’s Form 10-Q, filed on October 27, 2017.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 71,593,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 71,593,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,593,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.15% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 394,460,282 ordinary shares issued and outstanding as of October 24, 2017, as reported in the Issuer’s Form 10-Q, filed on October 27, 2017.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 71,593,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 71,593,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,593,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.15% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 394,460,282 ordinary shares issued and outstanding as of October 24, 2017, as reported in the Issuer’s Form 10-Q, filed on October 27, 2017.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 71,593,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 71,593,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,593,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.15% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 394,460,282 ordinary shares issued and outstanding as of October 24, 2017, as reported in the Issuer’s Form 10-Q, filed on October 27, 2017.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 71,593,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 71,593,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,593,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 18.15% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 394,460,282 ordinary shares issued and outstanding as of October 24, 2017, as reported in the Issuer’s Form 10-Q, filed on October 27, 2017.

Amendment No. 10 to Schedule 13D

This amendment to Schedule 13D is being filed by AI International Chemicals S.à r.l. (“AIIC”), Len Blavatnik, Access Industries, LLC, Access Industries Holdings LLC and Access Industries Management, LLC (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report certain transfers of ordinary shares of the issuer in connection with an internal reorganization and to streamline the reporting of ordinary shares of the issuer beneficially owned by the Reporting Persons by removing as reporting persons subsidiaries of Mr. Blavatnik and the other Reporting Persons that are not direct owners of issuer securities or that own fewer than 5% of the outstanding ordinary shares of the issuer.

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed February 23, 2011, Amendment No. 2, filed on February 16, 2012, Amendment No. 3, filed on December 17, 2012, Amendment No. 4, filed on August 5, 2013 Amendment No. 5, filed on December 31, 2014, Amendment No. 6, filed on June 10, 2015, Amendment No. 7, filed on March 17, 2016, Amendment No. 8, filed on February 6, 2017 and Amendment No. 9, filed on February 14, 2017, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 10. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3	Source and Amount of Funds or Other Considerations

The information set forth in item 5(c) of this amendment to Schedule 13D is incorporated herein by reference.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

The October 31, 2017 and November 1, 2017 transactions described in Item 5(c) below were effected for charitable purposes. The December 29, 2017 transactions described in Item 5(c) below were effectuated for investment purposes in the regular course of such entity’s business.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The 71,593,367 ordinary shares reported in this Schedule 13D include (i) 41,144,973 ordinary shares owned directly by AIIC, (ii) 3,522,699 ordinary shares owned directly by AIPH Holdings LLC, (iii) 16,000,000 ordinary shares owned directly by AI European Holdings S.à r.l. (“AIEH”), (iv) 74,028 ordinary shares owned directly by Altep 2010 L.P. (“Altep 2010”), (v) 74,754 ordinary shares owned directly by Altep 2011 L.P. (“Altep 2011”), (vi) 72,772 ordinary shares owned directly by Altep 2014 L.P. (“Altep 2014”), (vii) 10,456,829 ordinary shares owned directly by AI New Holdings 2 LLC, and (viii) 247,312 ordinary shares owned directly by AI New Holdings LLC.

AIIC holds 41,144,973 ordinary shares directly. Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIC because Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC, Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AI Investments Holdings LLC (“AIIH”), which holds a majority of the outstanding voting interests in AIIC, and Access Industries Holdings LLC holds a majority of the outstanding voting interests in AIIH. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held directly by AIIC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIPH Holdings LLC because Access Industries Holdings LLC holds a majority of the outstanding voting interests in AIPH Holdings LLC, Access Industries, LLC holds a majority of the outstanding voting interests in Access Industries Holdings LLC, Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIPH Holdings LLC and Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Because of its relationships with the other Reporting Persons, AIIC may be deemed to share investment and voting power over the ordinary shares held directly by AIPH Holdings LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held directly by AIPH Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIEH because Mr. Blavatnik controls Access Industries Management, LLC and a majority of the voting interests in Access Industries, LLC; Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and Access Industries Investment Holdings LLC; Access Industries, LLC holds a majority of the outstanding voting interests in Access Industries Holdings LLC and controls AI International GP Limited, which is the general partner of AI SMS L.P., which is the sole member of Access Industries Investment Holdings LLC, which controls AI European Holdings GP Limited, which is the general partner of AI European Holdings L.P., which controls AIEH; and Access Industries Holdings LLC holds a majority of the equity of AI SMS L.P. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held by AIEH.

Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by Altep 2010, Altep 2011, Altep 2014 and AI New Holdings LLC because he controls AI Altep Holdings, Inc. and AI Altep Holdings, Inc. is the general partner of each of Altep 2010, Altep 2011 and Altep 2014 and owns all of the membership interests in AI New Holdings LLC. Because of their relationships with the other Reporting Persons, each of AIIC, Access Industries Holdings LLC, Access Industries, LLC and Access Industries Management, LLC may be deemed to share investment and voting power over the ordinary shares owned directly by Altep 2010, Altep 2011, Altep 2014 and AI New Holdings LLC. Each of each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the ordinary shares held directly by each of AI Altep Holdings, Inc., Altep 2010, Altep 2011, Altep 2014 and AI New Holdings LLC.

Each of Access Industries Management, LLC, Access Industries Holdings LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AI New Holdings 2 LLC because Mr. Blavatnik controls Access Industries Management, LLC, Access Industries Holdings LLC owns a majority of the membership interests in RSB 2 Limited which is the sole member of AI New Holdings 2 LLC, and Access Industries Management, LLC controls AI New Holdings

2 LLC. Because of their relationships with the other Reporting Persons, each of AIIC and Access Industries, LLC may be deemed to share investment and voting power over the ordinary shares beneficially held directly by AI New Holdings 2 LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held by AI New Holdings 2 LLC.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

•	On October 31, 2017 and November 1, 2017, AIPH Holdings LLC contributed 600,000 and 850,000 of ordinary shares, respectively, to a charitable foundation.

•	On December 29, 2017, pursuant to an internal reorganization, Altep 2010 and Altep 2011 distributed 169,946 and 77,366 ordinary shares, respectively, to AI Altep Holdings, Inc., which then contributed those shares to AI New Holdings LLC.

No funds were exchanged in connection with such transfers.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.1.11	Joint Filing Agreement, dated as of January 8, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2018

AI INTERNATIONAL CHEMICALS S.À R.L.

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Class A Manager

LEN BLAVATNIK

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Attorney-in-Fact

ACCESS INDUSTRIES HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES, LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President